Exhibit 99.1

March 19, 2018

Dear Shareholders:

As Electro Sensors approaches our 50th anniversary this summer, we want to thank you for your consistent support and encouragement.  Electro-Sensors is a recognized leader in providing machine monitoring sensors and hazard monitoring systems to industrial and agricultural markets.  We have grown this reputation steadily by reliably delivering industry-leading products, supported by a focus on customer service, to customers in over 45 countries.

We achieved record annual revenues in 2017 of more than $7.8 million, an increase of over 9% from 2016.  While 2017 started slowly as our markets recovered from a slowdown that began in late 2016, our second quarter marked a turn towards growth that continued throughout the remainder of 2017.  This growth was especially encouraging as many of our markets, particularly in the agricultural sectors, remained under pressure from excess inventories and low commodity prices.  Fortunately, our ongoing efforts to extend our customer base into broader industrial automation segments have been fruitful.  Several of our 2017 HazardPROTM wireless hazard monitoring systems were installed in markets we have only recently begun serving, including renewable fuel processing, aquaculture, and highly-engineered timber-based products.  We are continuing our focus to expand into underserved industrial markets where we can quickly add value with technologies we have already deployed in other markets.  We believe this diversification will serve us well and open additional pathways for expansion and growth.

To ensure we remain at the forefront of the technology curve, we continue to invest in both our sensor product families and HazardPRO wireless hazard monitoring systems.  Our customers regularly tell us how impressed they are with the innovations and capabilities we are bringing to market.  In many cases, our systems provide users with new process information and insights previously unavailable, allowing them to more clearly analyze their operations and increase plant safety and efficiency.  We believe the global trend toward increased factory automation, driven by comprehensive and timely process information, will continue to propel demand for our sensors and systems.

Looking ahead, we believe we are well positioned to meet our customers’ increasingly demanding machine and hazard monitoring needs.  Our focus on providing accurate, reliable and innovative sensing systems provides our customers with the tools they need to efficiently operate their plants while safeguarding their people and facilities.  Along the way, we are proud to have amazing employees, trusted partners, and supportive shareholders joining with us as we bring our vision to life.

Thanks again for your continuing support of Electro-Sensors.  We look forward to seeing you at our annual shareholder meeting at 2:00 P.M. on April 25, 2018, at the Sheraton Minneapolis West Hotel in Minnetonka, Minnesota.

 Sincerely,

David Klenk

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